Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

November 23, 2009

Jennifer Thompson

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 3561

Washington, D.C. 20549

Re:

Bidgive International, Inc.

Form 10-K for the year ended December 31, 2008

Filed April 16, 2009

Form 10-Q for the quarter ended June 30, 2009

Filed August 19, 2009

File No. 0-49999

Dear Ms. Thompson:

On behalf of BidGive International, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated November 2, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.

We note that your response to comments two, nine and 10 from our letter dated September 15, 2009 indicate that you will file an amendment to your Form 10-K. Please file this amendment or tell us when you intend to file it.

Response:  The Company plans to file its Amended Form 10-K once the Company has confirmed that the Company’s proposed responses and disclosures to the SEC Comments are acceptable.

Note 2 — Convertible Debt, page 33

2.

We note the additional disclosure concerning your Lines of Credit, Loans Payable and Loans from Shareholder that you have proposed to add to future filings in response to comment seven from our letter dated September 15, 2009. Please also disclose in future filings the maturity date and interest rate for each of these types of debt, as we believe this is important information to your investors.

Response:  The Company will expand future disclosures to add the range of maturity dates and interest rates on each of the debts identified in Comment 2.

Form 10-Q for the Quarter Ended June 30, 2009

Note 2 — Convertible Debt and Common Stock Subject to Rescission Rights, page 7

3.

We read in your response to comment 11 from our letter dated September 15, 2009 that the modification of one of your convertible notes to change the conversion price from $1.50 to $0.001 I has not been accounted for at this time. This statement appears inconsistent with the guidance in EITF 96-19 and EITF 06-6, which indicate that you should evaluate whether a substantial modification or exchange has occurred at the time that you modify the terms of the debt agreement. Since we understand that you modified the conversion price in the second quarter of 2009, and since it appears likely to us that this change in conversion price would meet the criteria specified in the above referenced guidance to qualify as “substantial,” it appears that this would have impacted your financial statements as of June 30, 2009. Provide us with your analysis of how this modification or exchange of convertible debt should have been accounted for as of June 30, 2009, and provide us with your analysis of whether your June 30, 2009 financial statements should be restated to properly reflect the impact of this modification or exchange.

Response:  We acknowledge your comment regarding the substantial modification to the terms of the convertible note.   It appears that by definition the modification is substantial because the value of the embedded conversion option is greater than 10% of the face value of the note.  From our research, there are essentially two steps in accounting for debt extinguishment. First, the carrying value of the debt must be computed.  The carrying value of the debt is equal to the face value of the debt minus/plus any unamortized discount or unamortized premium less any unamortized issue costs.  Second, the difference between the reacquisition price and the carrying value of the debt, if any, is accounted for as a gain or loss.  Based upon our review of EITF 96-19, and EITF 06-6, we are of the opinion that the intrinsic value of the conversion feature and likewise the amount of the extinguishment is equal to the face value of the underlying debt of $6,500.  We compared the carrying value of the old note with that of the new note, and recognized a loss on the extinguishment.  Accordingly, the value of the conversion feature is $6,500 to be accreted over the life of the note and the face value of the new note is $0.  We will make the adjustment, prospectively, to the September 30, 2009 balance sheet and income statement.  A portion of the beneficial conversion option will be accreted to interest in the third quarter of 2009.  We have made changes to certain policies and procedures and internal controls to ensure that this issue is considered and appropriately accounted for in the future.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.